Exhibit 23.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement of Wheeler Real Estate Investment Trust, Inc. and Subsidiaries, of our report dated January 9, 2015, with respect to the Combined Balance Sheet, Combined Statement of Revenues and Certain Operating Expenses, Combined Statements of Equity and Combined Statements of Cash Flows of Wheeler Interests, LLC, Wheeler Real Estate LLC and WHLR Management, LLC for the year ended December 31, 2013, and of each of our reports dated March 24, 2015, with respect to the Statements of Revenues and Certain Operating Expenses of Alex City Marketplace and Pierpont Centre for the year ended December 31, 2013.

/s/ Cherry Bekaert LLP

Virginia Beach, Virginia

April 22, 2015